[LINN LETTERHEAD]

October 24, 2013

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Brad Skinner

H. Roger Schwall

Karl Hiller

John Hodgin

Anne Nguyen Parker

Norman von Holtzendorff

Re:	Linn Energy, LLC

Form 10-K/A for the Fiscal Year Ended December 31, 2012

Form 10-Q/A for the Quarter Ended March 31, 2013

Form 10-Q/A for the Quarter Ended June 30, 2013

LinnCo, LLC

Form 10-K/A for the Fiscal Year Ended December 31, 2012

Form 10-Q/A for the Quarter Ended March 31, 2013

Form 10-Q/A for the Quarter Ended June 30, 2013

Ladies and Gentlemen:

In response to the telephonic conversation held on October 23, 2013 between Karl Hiller, Branch Chief, Brad Skinner, Senior Assistant Chief Accountant, Norman von Holtzendorff, Attorney-Advisor, Anne Nguyen Parker, Branch Chief, H. Roger Schwall, Assistant Director, Candice J. Wells, Vice President, General Counsel and Corporate Secretary of Linn Energy, LLC (“LINN”) and LinnCo, LLC (“LinnCo,” and, together with LINN, the “Registrants”), and Michael Dillard of Latham & Watkins LLP, the Registrants are providing the staff of the Securities and Exchange Commission drafts of the following documents:

•	Amendment No. 1 to Annual Report of LINN for the fiscal year ended December 31, 2012 on Form 10-K/A;

•	Amendment No. 1 to Quarterly Report of LINN for the quarter ended March 31, 2013 on Form 10-Q/A;

•	Amendment No. 1 to Quarterly Report of LINN for the quarter ended June 30, 2013 on Form 10-Q/A;

October 24, 2013

•	Amendment No. 1 to Annual Report of LinnCo for the fiscal year ended December 31, 2012 on Form 10-K/A;

•	Amendment No. 1 to Quarterly Report of LinnCo for the quarter ended March 30, 2013 on Form 10-Q/A; and

•	Amendment No. 1 to Quarterly Report of LinnCo for the quarter ended June 30, 2013 on Form 10-Q/A.

Please contact the undersigned at (281) 840-4156 if you have any questions or comments with respect to the attached drafts.

Very truly yours,

LINN ENERGY, LLC
LINNCO, LLC

By:	/s/ Candice J. Wells
Candice J. Wells
Vice President, General Counsel and Corporate Secretary

Cc:	Michael E. Dillard
Sean T. Wheeler
Divakar Gupta
Latham & Watkins LLP

Daniel A. Neff
David K. Lam
Wachtell, Lipton, Rosen & Katz

Kelly B. Rose
Baker Botts L.L.P.